State Street Bank and Trust Company
Legal Administration Services Department
P.O. Box 5049
Boston, MA 02206-5049
October 21, 2011
VIA EDGAR
Mr. Bric Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Munder Series Trust (“Registrant”), File No. 333-102943; Post-Effective Amendment (“PEA”) No. 40 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)
Dear Mr. Barrientos:
We are writing in response to comments provided by staff of the Securities and Exchange Commission (“SEC”) telephonically to Francine S. Hayes on Thursday, October 13, 2011 with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on August 29, 2011, and included the prospectus and statement of additional information (“SAI”) with respect to one series of the Registrant, Munder Growth Opportunities Fund (the “Fund”). On behalf of the Registrant, we have set out below the SEC staff’s comments, along with our responses.
Prospectus
Summary- Fees & Expenses of the Fund (Page 1)
1. Comment: Please provide completed Annual Fund Operating Expenses Table and Example Tables.
Response:
ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class R		Class Y
	Shares	Shares	Shares	Shares		Shares
Management Fees(e)	0.75%	0.75%	0.75%	0.75%		0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.50	%(f)	0.00%
Other Expenses	0.88%	0.89%	0.88%	0.86%		0.90%

Total Annual Fund Operating Expenses(e)	1.88%	2.64%	2.63%	2.11%		1.65%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if your broker or financial intermediary received a sales commission on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	The expense information has been restated to reflect the Management Fees effective March 1, 2011.

(f)	Under the Fund’s Distribution Agreement, Rule 12b-1 fees are limited to 0.50% of the average daily net assets of the Fund attributable to its Class R shares.
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class R Shares	Class Y Shares
1 Year	$730	$767	$366	$214	$168
3 Years	$1,108	$1,120	$817	$661	$520
5 Years	$1,510	$1,599	$1,394	$1,134	$896
10 Years	$2,630	$2,787	$2,963	$2,442	$1,953
You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class R Shares	Class Y Shares
1 Year	$730	$267	$266	$214	$168
3 Years	$1,108	$820	$817	$661	$520
5 Years	$1,510	$1,399	$1,394	$1,134	$896
10 Years	$2,630	$2,787	$2,963	$2,442	$1,953
The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
2. Comment: Currently, there is a footnote (b) to the fee table. Footnote (b) states that 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase. Please move 1.00% into the fee table for Class A shares and remove the footnote to the table.
Response: Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote because it only applies to a limited number of shareholders based on their particular circumstances. In addition, the Registrant believes that the content of footnote (b) is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges. This disclosure is also consistent with corresponding footnotes to the fee tables in prospectuses for other series of the Registrant. Therefore, the Fund will not be revising this disclosure.
3. Comment: Currently, there is a footnote (f) to the fee table. Footnote (f) states that under the Fund’s Distribution Agreement, Rule 12b-1 fees are limited to 0.50% of the average daily net assets of the Fund attributable to its Class R shares. Please remove the footnote to the table.
Response: Currently, although the Fund’s Distribution and Service Plan permits the Registrant to pay 12b-1 fees of up to 1.00% on Class R shares’ average daily net asset value, by contract between the Registrant and its unaffiliated distributor (i.e., Funds Distributor, LLC), Rule 12b-1 fees are limited to 0.50% on Class R shares’ average daily net asset value. As a result, the Registrant believes that footnote (f) is necessary to provide complete and correct disclosure to shareholders and that inclusion of footnote (f) is necessary in order to describe the fees that a Class R shares investor might pay in a way that is not misleading. Therefore, the Fund will not be deleting this information.
More About the Fund’s Investment Objective, Principal Investment Strategies and Principal Investment Risks (Page 4)
4. Comment: The prospectus states that the “The Fund is subject to a fundamental policy, which cannot be changed without shareholder approval, to concentrate (i.e., invest at least 25% of its total assets) in securities of companies engaged in the research, design, development, manufacturing or distribution of products, processes or services for use with Internet-related businesses. As a result of the foregoing policy, the Fund is expected to have a significant portion of its assets invested in companies in the information technology sector.” There are also corresponding principal investments risks — Information Technology Sector Investing Risk and Internet-Related Investing Risk.
Item 9(b) of Form N-1A requires the Fund to describe how the Fund intends to achieve its investment objectives including describing the Fund’s principal investment strategies and explaining in general terms how the Fund’s adviser decides which securities to buy and sell. Please disclose this information in the section “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks.”
Response: The Fund describes its respective principal investment strategies on page 2 of its prospectus, in response to Item 4(a) of

Form N-1A. On page 4 of the Fund’s prospectus, the Fund restates its investment objective and references the description of its principal investment strategies on page 2 of the prospectus, in response to Item 9(b) of Form N-1A. Registrant believes it is unnecessary to restate the principal investment strategies of each Fund on page 4 of its prospectus. Item C.3.(a) of the General Instructions section of Form N-1A states that: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, the Fund will not be adding the requested disclosure.
Other Investments, Investment Techniques and Risks (Page 7)
5. Comment: Currently, there is disclosure in the section for Derivatives. The SEC has requested that the Registrant revise the disclosure for the Fund to specify which type of derivative instrument the Fund may invest in and the corresponding risk for each such derivative instrument.
Response: The Fund will remove this disclosure from the prospectus.
6. Comment: Currently, there is an exchange-traded fund (“ETF”) Risk which states that “ETFs, like mutual funds, have expenses associated with their operation, including advisory fees. When the Fund invests in an ETF, in addition to directly bearing expenses associated with its own operations, the Fund bears its pro rata portion of the ETF’s expenses. The impact of these additional expenses, if any, would be shown as part of “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table on page 1 of the Prospectus.” There is no line item for Acquired Fund Fees and Expenses in the Annual Fund Operating Expense table on page 1 of the Prospectus.
Response: Item 3(f)(i) of Form N-1A states that “In the event the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Fund, the Fund may include these fees and expenses under the subcaption ‘Other Expenses’ in lieu of this disclosure requirement.”
The fees and expenses associated with investing in ETFs do not exceed 0.01% and therefore there is no separate line item for Acquired Fund Fees and Expenses.
7. Comment: Currently, there is disclosure regarding Temporary and Defensive Investing which states that “The Fund typically minimizes its cash holdings in an effort to provide investors with full market exposure to the particular asset class or classes represented by the Fund. This approach, which avoids trying to time broad market movements, allows investors to make their own asset allocation decisions. From time to time, however, the Fund temporarily may, but is not required to, invest all or any portion of its assets in short-term obligations, such as U.S. government obligations, high-quality money market instruments and exchange-traded funds in order to meet redemption requests or as a defensive measure in response to adverse market or economic conditions.” Please explain exchange-traded funds is an appropriate temporary defensive mechanism.
Response: Registrant believes that exchange-traded funds may be an appropriate investment in periods when the Fund is required to temporarily maintain a larger-than-normal cash position, such as pending the availability of appropriate investments (e.g., in the event of heavy cash flows into the Fund) or in anticipation of a high level of redemption requests. Because exchange-traded funds are traded on an exchange, they are liquid investments, and, by investing in exchange-traded funds, the Fund could gain or maintain exposure to the types of securities in which it normally invests pending investment of the cash flow or payment of the redemption. Depending on the circumstances, the Fund’s advisor may determine it appropriate to temporarily invest cash in an exchange-traded fund, which provides exposure to the types of securities in which the Fund typically invests, rather than investing in U.S. government obligations or high-quality money market instruments.
SAI
Fund Investments- Mortgage-Pass Through Securities (Page 17)
12. Comment. The first two sentences of the last paragraph of the section state that “Mortgage-backed securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities, are not subject to the Funds’ industry concentration restrictions, set forth below under “Investment Restrictions,” by virtue of the exclusion from that test available to all U.S. government securities. In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular “industry” or group of industries.” The SEC believes that mortgage-backed securities are considered an “industry”. Therefore, this paragraph should be revised accordingly to refer to these securities as an industry.
Response: The Registrant currently uses Global Industry Classification Standard (“GICS”)1 . Pursuant to GICS, mortgage-related pass through securities are not considered an industry. Therefore, the Fund will not be deleting the requested disclosure as requested.
*     *     *     *     *
The Registrant intends to include disclosure in accordance with the foregoing responses in PEA No. 41 to Registrant’s Registration Statement on Form N-1A, which Registrant intends to file via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933, as amended.
You requested that Registrant make certain representations concerning the Amendment and the response being made to the comments received. These representations are included as an exhibit to this letter.
I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.
Sincerely,
/s/ Francine S. Hayes
Francine S. Hayes

cc:	S. Shenkenberg A. Eisenbeis

[1]	The Global Industry Classification Standard (“GICS”) is an industry taxonomy developed by MSCI and Standard & Poor’s (S&P) for use by the global financial community. The GICS structure consists of 10 sectors, 24 industry groups, 68 industries and 154 sub-industries into which S&P has categorized all major public companies. The system is similar to ICB (Industry Classification Benchmark), a classification structure maintained by Dow Jones Indexes and FTSE Group. GICS is used as a basis for S&P and MSCI financial market indexes in which each company is assigned to a sub-industry, and to a corresponding industry, industry group and sector, according to the definition of its principal business activity.

EXHIBIT
Munder Series Trust
480 Pierce Street
Birmingham, MI 48009
Via EDGAR Correspondence
October 21, 2011
Bric Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Munder Series Trust (“Registrant”), SEC File No. 333-102943; Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)
Dear Mr. Barrientos:
In connection with a response being made on behalf of Registrant to comments you provided with respect to the Amendment, Registrant hereby acknowledges that:
•	Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Amendment reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendment; and

•	Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.
We hope that the foregoing is responsive to your request made on October 13, 2011. Please do not hesitate to contact me at (248) 647-9200 if you have any questions concerning the foregoing.
Sincerely,
/s/ Stephen J. Shenkenberg
Stephen J. Shenkenberg